
HEVO
HEVO.COM
THE FUTURE OF
WIRELESS
EV CHARGING
IS HERE

Jeremy McCool · 2nd

CEO at HEVO

HEVO

Talks about #hevo, #evcharging, #renewables, #electricvehicles, and #wirelesscharging

Brooklyn, New York, United States · Contact info

hevo.com

6,903 followers · 500+ connections

2 mutual connections: Joshua Webster and Derek Distenfield

+ Follow | Message | More

Featured

Post

Picked up some hardware tonight at the Automotive...



165 · 20 comments

Post

The HEVO wireless charging package 🤩 ...



136 · 35 comments

Post

HEVO is hiring!

...

21 Hevo jobs in United States (3 new)

linkedin.com • 1 min read

53 · 2 comments

Activity

6,903 followers

+ Follow

Jeremy McCool posted this • 2d



Picked up some hardware tonight at the Automotive News PACE awards ceremony! Thank you to the HEVO team for making this possible and to all our supporters around the world! Forever Onward ⚡

165 · 20 comments

Jeremy McCool posted this • 5d



Hey Chris Thomas...this isn't what I meant when I said ICE vehicles are dinosaurs 🦖

#naias #detroit

59 · 7 comments

Jeremy McCool posted this • 6d



Enjoying the "Pod Life" with my good pal Jon Rimanelli at the North American International Auto Show in Detroit ❤️

...show more

77 · 9 comments

Jeremy McCool posted this • 1w



All setup and ready for demos at the North American International Auto Show in Detroit!

HEVO exclusively at Detroit Smart Parking Lab 💪

...show more

107 · 12 comments

Show all activity →

About

Over a decade focusing on electric vehicles, wireless charging, energy, climate change, startup life, fundraising and veteran matters. Follow me on Twitter @jeremyrmccool

Jeremy McCool Bio ...see more

Experience

Founder and CEO
HEVO
Nov 2011 - Present · 10 yrs 11 mos
Brooklyn, New York

HEVO Inc. (Hybrid & Electric Vehicle Optimization) is a Service Disabled Veteran Owned Small Business (SDVOSB), which is headquartered in New York City at the NYC Accelerator for a Clean and R ...see more

Adjunct Professor
New York University
Oct 2014 - Jun 2018 · 3 yrs 9 mos
Brooklyn, New York

Entrepreneurship and venture creation are key agents of innovation within the cleantech sector. This discipline examines strategies and methods that are essential for creating and sustaining star ...see more

Captain
US Army
Jan 2003 - Feb 2009 · 6 yrs 2 mos
Savannah, Georgia Area

Education

Columbia | SIPA
MPA, Urban Policy
2009 - 2012
Activities and societies: Co-President for SIPA Energy Association (SEA), President for Columbia Energy Association (CEA), Co-Director for Columbia Energy Symposium

Urban Policy with a focus in Sustainable Development

University of Central Oklahoma
BA, Corporate Communications
2001 - 2005
Activities and societies: Cadet Battalion Commander, President Military Science Club, President and Founder of Student Athletic Association, Student Athlete (Football)

Volunteering

Founding Board Member
Brooklyn Chamber of Commerce - Veteran Business Affairs Council
Jan 2014 - Jan 2020 · 6 yrs 2 mos
Economic Empowerment

Development and implementation of New York focused veteran strategies that empower veterans with the skills and opportunities to transition into the work force, find adequate health care, create ...see more

Skills

Strategy
Endorsed by angel ribo and 1 other who is highly skilled at this

Endorsed by 5 colleagues at HEVO

99+ endorsements

Leadership
Endorsed by 3 colleagues at HEVO

Endorsed by 19 people who know the skill

90 endorsements

Strategic Planning
Endorsed by 4 colleagues at HEVO

Endorsed by 7 people who know the skill

71 endorsements

Show all 45 skills →

Recommendations

Received Given

Nothing to see for now

Recommendations that Jeremy receives will appear here.

Publications

Why We Need to Build the Ecosystem for Autonomous Vehicles

CarTech · Dec 8, 2016

Show publication

The federal transportation authority is calling for a national set of standards on driverless car safety. Tesla just announced its Autopilot feature for all future models, and meanwhile, the White House recently annou ...see more

Energy Independence: The New American Freedom

New York Energy Week · May 17, 2014

Show publication

The millions of men and women that have served in combat overseas understand that the price of freedom is not free, and that the pursuit of freedom does not always lead to the gates of victory. Many of our recent (...see more

Patents

Systems and mobile application for electric wireless charging stations

US WO 2013142866 A1

The present invention is generally in the field of electric charging, and relates to the systems, hardware, and mobile application software for implementing wireless charging zones for electric vehicles.

Interests

Influencers Companies Groups Schools



Jeff Weiner · 3rd

Executive Chairman at LinkedIn / Founding Partner Next Play Ventures

10,715,264 followers

+ Follow



Frans van Houten · 3rd

CEO at Royal Philips

52,467 followers

+ Follow

Show all 52 influencers →